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SEC FILE NUMBER 001 - 35641
CUSIP NUMBER 812 362101

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: August 3, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sears Hometown and Outlet Stores, Inc.

Full Name of Registrant

Former Name if Applicable

5500 Trillium Boulevard Suite 501

Address of Principal Executive Office (Street and Number)

Hoffman Estates, IL 60192

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 1l-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant’s inability to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the fiscal quarter ended August 3, 2019 (the “Second Quarter”) within the prescribed time period is due to the registrant’s need to resolve accounting issues. The accounting issues arise from the registrant’s commencement, in accordance with generally accepted accounting principles and beginning with respect to results presented in the Form 10-Q, of the separate reporting of the results of the registrant’s Sears Outlet and Buddy’s Home Furnishing Stores businesses (together the “Outlet Segment”) as discontinued operations. On August 27, 2019 the registrant entered into an Equity and Asset Purchase Agreement with Franchise Group Newco S, LLC (the “Outlet Purchaser”) and, solely for purposes of a performance and payment guarantee on behalf of the Outlet Purchaser Liberty Tax, Inc., to sell the Outlet Segment to the Outlet Purchaser (the “Liberty Sale”) for aggregate consideration of $121,000,000 in cash, subject to a customary working capital adjustment, plus an additional amount of up to $11,900,000 to reimburse the registrant for specified costs it incurs in connection with the Liberty Sale and employee payments and insurance costs. The Liberty Sale represents a strategic shift that will have a major impact on the registrant’s operations and financial results. The registrant expects to complete the Liberty Sale during October 2019.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Charles J. Hansen	847	286-7795
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☒    No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Except as provided in the next sentence, the registrant cannot make a reasonable estimate of any significant change in results of operations because the registrant has not resolved the accounting issues regarding its commencement of separate reporting of the results of the Outlet Segment as discontinued operations, the completion of which could significantly affect the registrant’s determinations regarding the results of operations. The registrant expects to report in the Form 10-Q that net sales in the Second Quarter from continuing operations were $168.6 million, a decrease of $134.3 million, or 44.3%, from the second quarter of 2018, which decrease was driven primarily by the impact of closed stores (net of new store openings) and by a 21.7% decrease in comparable store sales.

Sears Hometown and Outlet Stores, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 18, 2019	By	/s/ Charles J. Hansen
Vice President, General Counsel, and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§132.201 and §232.202 of this chapter).

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form arc not required to respond unless the form displays a currently valid OMB control number.